AEM SPA

02 NOV -4 AM 9:34

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/559/2002/AG/db

BY UPS

02055660

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

October 30, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yeasterday, regarding the acquisition by Aem Elettricità S.p.A. (company entirely controlled by Aem S.p.A.) of the Milano and Rozzano electrical energy distribution of the Enel Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

dlw 11/4

Encl.

- 1.99